VIA EDGAR

September 18, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     NeoStem, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 24, 2012
File No. 333-183543

Dear Mr. Reynolds:
We are sending this letter to respond to the comments contained in the letter, dated September 14, 2012 (the "Comment Letter") from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to NeoStem, Inc. (“NeoStem” or the “Company”) regarding the Company's Registration Statement filed on Form S-3 (File No. 333-183543) filed August 24, 2012 (the “S-3”).
For ease of reference, set forth in bold below are the comments as reflected in the Comment Letter. The Company's response is set forth below the comment.
General

1.
It appears you are attempting to rely on General Instruction I.B. 1 of Form S-3 to conduct a $150 million unallocated shelf offering. It is unclear how you concluded you are eligible to use Form S-3 for this offering. Please provide us with an analysis of how you calculated the aggregate market value of your voting and non-voting common equity held by non-affiliates.

Response
We respectfully confirm that the Registration Statement was filed properly pursuant to General Instruction I.B.1 of Form S-3. As of August 3, 2012 (a date within 60 days of filing), the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was $88,371,996 (as computed in accordance with General Instruction I.B.1 of Form S-3, by multiplying (x) the 110,464,995 shares of the Company's common stock held by non-affiliates of the Company as of such date, by (y) $0.80, the closing price of the Company's common stock on the NYSE MKT on that day). Because the General Instruction I.B.1 computation of the aggregate market value of the Company's public float exceeds $75 million, the Registration Statement was filed properly pursuant to General Instruction I.B.1.

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the foregoing, please feel free to call me at 212-584-4171.

Very truly yours,

/s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President & General Counsel

cc: Alan Wovsaniker, Esq.
Lowenstein Sandler PC